Exhibit 99.1

SKF Nine-month report 2006

The SKF Group reports record third quarter sales, operating profit and operating margin.

•	Net sales for the third quarter of 2006 were MSEK 12,544 (12,027), and for the first nine months MSEK 39,206 (36,637).

•
Operating profit for the third quarter was MSEK 1,538 (1,464). The operating profit for the first nine months was MSEK 4,849 (4,059). The operating margin for the third quarter was 12.3% (12.2), and for the first nine months 12.4% (11.1).

•	Profit before taxes for the third quarter was MSEK 1,422 (1,480). The profit for the first nine months was MSEK 4,541 (3,978).

•	Net profit for the third quarter was MSEK 966 (1,025). Net profit for the first nine months was MSEK 3,175 (2,745).

•
Basic earnings per share for the third quarter were SEK 2.06 (2.20), and for the first nine months SEK 6.81 (5.88). Diluted earnings per share for the third quarter were 2.05 (2.19), and for the first nine months SEK 6.79 (5.85).

The increase of 4.3% in net sales for the quarter, in SEK, was attributable to: volume 3.3%, structure 1.1%, price/mix 2.0% and currency effects -2.1%.
For the first nine months, the increase of 7.0%, in SEK, was attributable to: volume 4.3%, structure -1.6%, price/mix 2.0% and currency effects 2.3%.

Sales development (excl. Ovako Steel in 2005)
Sales for the SKF Group in the third quarter calculated in local currencies and compared to sales in the same quarter last year, were higher in Europe and Latin America, significantly higher in Asia and slightly lower in North America. Sales for the Industrial Division were significantly higher, for the Service Division higher and for the Automotive Division relatively unchanged.

The manufacturing level for the third quarter of 2006 was relatively unchanged compared to the second quarter 2006 and higher compared to the third quarter last year.

Outlook for the fourth quarter of 2006 (compared to the third quarter 2006)
The market demand for SKF's products and services in the fourth quarter of 2006 is expected to be slightly higher. The demand is expected to be higher in Europe and Latin America, significantly higher in Asia and to be lower in North America. The demand for the Industrial and Service Division's products and services is expected to be higher and for the Automotive Division is expected to be slightly lower.

The manufacturing level for the fourth quarter of 2006 will be unchanged, while higher in absolute terms due to normal seasonality.

Financial
The financial net in the third quarter 2006 was, MSEK -116 (16), the figure for last year was positively affected by revaluation of the share swaps. The financial net for the first nine months was MSEK -308 (-81), which includes the revaluation of share swaps amounting to MSEK -12 (115). Additions to property, plant and equipment for the third quarter totalled MSEK 459 (379) and for the nine months MSEK 1,296 (1,049). Depreciations, amortizations and impairments for the quarter amounted to 405 (374), and for the nine months MSEK 1,191 (1,290). The tax rate for the third quarter was 32.1% (30.7) and for the nine months 30.1% (31.0).

Cash flow, after investments before financing, for the third quarter was MSEK -141 (1,495), which includes acquisitions amounting to MSEK 1,520. Cash flow, after investments before financing, for the nine months was MSEK 604 (1,901).

Some key figures for the first nine months 2006 (nine months 2005):
- Inventories, % of annual sales, 19.3% (19.9)
- ROCE for the 12-month period, 22.9% (22.2)
- ROE for the 12-month period, 21.9% (20.9)
- Equity/assets ratio, 45.4% (43.9)
- Gearing, 32.2% (34.7)
- Registered number of employees, 39,984 (38,624)

Exchange rates for the third quarter 2006, including the effects of translation and transaction flows, had an insignificant effect on SKF’s operating profit. Based on current assumptions and exchange rates, it is estimated that there will be a limited negative effect on the fourth quarter of 2006. For the full year, the positive effect is estimated to be approximately MSEK 250.

Capital structure
The SKF Board is currently reviewing the financial targets and capital structure of the Group taking account of the recent strong performance of the Group, recent acquisitions and investments in the business, the planned divestment of the shareholding in Ovako and the outlook for the coming years. The new targets are planned to be announced with the year-end report 2006 and in conjunction with this, the Board intends to announce the steps it is proposing to bring the Group's balance sheet into line with the capital targets either through further investments/acquisitions in the business and/or through a special disbursement to the shareholders in addition to the normal dividend. As such the Board has decided not to initiate any share buy back activities during the fourth quarter based on the Annual General Meeting mandate.

Acquisitions and major events during the quarter
During the first nine months the SKF Group acquired businesses for SEK 1,668 million net of cash, whereof SEK 1,520 million in the third quarter. The following acquisitions, were made in the third quarter:

-
The acquisition of 100% of SNFA SAS was completed in July 2006 for a total consideration of SEK 1,247 million. SNFA is a leading manufacturer of bearings for aerospace and machine tools applications. The company is headquartered in Paris, France, having one manufacturing factory for aerospace bearings in France with 430 employees and two factories for the manufacturing of high-precision bearings in Italy and the UK with 290 employees. SNFA is part of the Industrial Division and was included in the third quarter report.

-
The acquisition of John Crane's lubrication systems business was completed in August for a total consideration of SEK 211 million. This business is headquartered and has its manufacturing operations in Muurame, Finland, with sales offices in Sweden, Germany, USA and Brazil. The number of employees is 127. Sales and profit for the company will be reported in the fourth quarter. The company is part of the Industrial Division.

-
SKF acquired 100% of Precision Balancing & Analyzing (PB&A), Mentor, Ohio, USA and 100% of Monitek Australia, located in Brisbane, Australia for a total consideration of SEK 62 million in total. Sales and profit for these companies will be reported in the fourth quarter and will be incorporated into the Service Division. PB&A is specialized in the repair and upgrading of machine tool spindle mechanisms and has 40 employees. SKF's global certified spindle service network has now increased to 17 service centers.
Monitek is a leading Australian predictive maintenance services company. It is a supplier of high quality vibration monitoring and wear debris analysis in the mining industry. The number of employees is 29.

-
Rautaruukki Corporation, AB SKF and W’rtsil’ Corporation have signed an agreement whereby their jointly held company, Oy Ovako Ab, will sell its operating subsidiaries to a company owned by the shareholders of Hombergh Holdings BV, WP de Pundert Ventures BV and Pampus Industrie Beteiligungen GmbH & Co. KG. The total price is approximately EUR 660 million. The regulatory process for the sale is still ongoing and is planned to be completed in the fourth quarter 2006. When this transaction is completed, SKF will report its share of Oy Ovako Ab's gain as income from a jointly controlled entity amounting to between SEK 400 - 450 million.

-
During the quarter SKF started to operate two new factories in China. One factory for the manufacturing of large size bearings in Dalian, in the North East, and one factory for electromechanical actuators and actuation systems in Pinghu, outside Shanghai. An SKF College was also opened in Pinghu. SKF Colleges, in different parts of the world, ensure the training of SKF employees as well as customers and distributors.

-
For the seventh year in succession, SKF has been selected to be a member of Dow Jones' Sustainability Indexes. SKF is included in both the Dow Jones' Sustainability World Indexes (DJSI World) and the pan-European sustainability benchmark (DJSI STOXX).

Major events subsequent to quarter end
-
In early October, SKF finalized the acquisition of 100% of the shares of Economos Austria GmbH from Salzer Holding GmbH. Economos is an industrial seals company manufacturing hydraulic and pneumatic seals for the oil and gas, food and beverage, pulp and paper, mining and steel industries. In 2005, sales were approximately EUR 70 million and the number of employees was 805. In the fourth quarter SKF paid approximately SEK 620 million on a cash and debt free basis for the company. Economos will be included in the fourth quarter reporting and will be part of SKF's Automotive Division.

Major events in previous quarters 2006
-
In April 2006, SKF acquired 51% of the shares of the North American seals company Macrotech Polyseal Inc, now renamed to SKF Polyseal Inc. The total consideration for 51% of the shares of the company was SEK 141 million. This acquisition is included in SKF's second quarter reporting as part of the Automotive Division.

-	SKF has acquired the remaining 50% of the Norwegian company RC DEI Norge AS from the AGR Group. RC DEI has a turnover of approximately NOK 12 million.

Divisions
Comments on sales per geographical region are based on local currencies and compared to the corresponding period for 2005. The operating margin has been calculated on sales including intra-Group sales.

Industrial Division
The operating profit for the third quarter of 2006 amounted to MSEK 755 (612), resulting in an operating margin of 12.0% (10.5) on sales including intra-Group sales. The operating profit for the first nine months amounted to MSEK 2,406 (1,758), resulting in an operating margin of 12.3% (10.1).

Net sales for the third quarter amounted to MSEK 4,012 (3,576), an increase of 12.2%. Net sales for the first nine months amounted to MSEK 12,530 (10,945), an increase of 14.5%. Sales including intra-Group sales for the third quarter were MSEK 6,296 (5,831), and for the first nine months were MSEK 19,582 (17,451).

Sales for the third quarter were significantly higher in Europe, North America and Asia. Segments that showed significantly higher sales were mining, off road, energy, metal and railway.

Service Division
The operating profit for the third quarter 2006 amounted to MSEK 557 (578), resulting in an operating margin of 11.8% (12.8). The operating profit for the first nine months amounted to MSEK 1,614 (1,487), resulting in an operating margin of 11.4% (11.7).

Net sales for the third quarter amounted to MSEK 4,317 (4,126), an increase of 4.6%. Net sales for the first nine months amounted to MSEK 12,935 (11,625), an increase of
11.3%. Sales including intra-Group sales for the third quarter were MSEK 4,714 (4,510), and for the first nine months, MSEK 14,173 (12,760).

Sales in the third quarter were significantly higher in Europe, Asia and Latin America.
They were significantly lower in North America. Sales in Middle East and Africa were higher.

SKF secured its largest order to date for its condition monitoring system, SKF WindCon, for the wind industry. The customer, Prokon Energiesysteme GmbH, is a wind farm developer in Germany who offers their clients remote condition monitoring services through their service contracts. By installing and utilizing the SKF WindCon system, Prokon will benefit from increased performance and uptime as well as decreased operation and maintenance costs.

Automotive Division
The operating profit for the third quarter was MSEK 230 (251), resulting in an operating margin of 4.5% (4.9). The operating profit for the first nine months amounted to MSEK 827 (562), resulting in an operating margin of 5.0% (3.6).

Net sales for the third quarter amounted to MSEK 4,196 (4,311), a decrease of 2.7%. Net sales for the first nine months amounted to MSEK 13,678 (13,091), an increase of 4.5%. Sales including intra-Group sales for the third quarter were MSEK 5,066 (5,147), and for the first nine months MSEK 16,428 (15,767).

Sales to the car and light truck industry were lower in Europe and significantly lower in North America. Sales to the heavy truck industry were slightly higher in Europe and significantly higher in North America. Sales to the vehicle service market were significantly higher in Europe, lower in North America and higher in Asia. Sales to the electrical industry in Europe were slightly lower. Sales to the producer of two-wheelers in Asia were significantly higher.

Previous outlook statement
Half-year report 2006:
The market demand for SKF's products and services in the third quarter of 2006 is expected to be slightly higher compared to the second quarter 2006. The demand is expected to be higher in Europe, significantly higher in Asia and to remain on a high level in North America and Latin America.
The manufacturing level for the third quarter of 2006 will be unchanged compared to the second quarter 2006, while lower in absolute terms due to normal seasonality.

Presentation from SKF
A presentation will be published on SKF’s website at the following address:
investors.skf.com (click on Presentations).

Cautionary statement
This report contains forward-looking statements that are based on the current expectations of the management of SKF.
Although management believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those implied in the forward-looking statements as a result of, among other factors, changes in economic, market and competitive conditions, changes in the regulatory environment and other government actions, fluctuations in exchange rates and other factors mentioned in SKF’s latest 20-F report on file with the SEC (United States Securities and Exchange Commission) under "Forward-Looking Statements" and "Risk Factors".

Göteborg, 17 October 2006
Aktiebolaget SKF
(publ.)

Tom Johnstone
President and CEO

Review report

Introduction
We have reviewed the interim report for AB SKF (publ), reg. no 556007-3495, for the period January 1 - September 30, 2006. Management is responsible for the preparation and presentation of this interim report in accordance with IAS 34 and the Annual Accounts Act. Our responsibility is to express a conclusion on this interim report based on our review.

Scope of review
We conducted our review in accordance with the Standard on Review Engagements SÖG 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by FAR. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the Standards on Auditing in Sweden RS and other generally accepted auditing practices. The procedures performed in a review do not enable us to obtain a level of assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not give the same level of assurance as a conclusion expressed based on an audit.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim report is not prepared, in all material respects, in accordance with IAS 34 and the Annual Accounts Act.

Stockholm, 17 October 2006
KPMG Bohlins AB
Thomas Thiel
Authorized Public Accountant

Enclosures:
Financial statements
1.Consolidated income statements
2.Consolidated balance sheets and Consolidated statements of changes in shareholders' equity
3.Consolidated statements of cash flow
Other financial statements
4.Consolidated financial information - yearly and quarterly comparisons (Group)
5.Consolidated segment information - yearly and quarterly comparisons (Divisions/Segments)

The consolidated financial statements of the SKF Group are prepared in accordance with International Financial Reporting Standards. The SKF Group applies the same accounting policies and methods of computation in the interim financial statements as compared with the Annual Report including Sustainability Report 2005.

This quarterly report has been prepared in accordance with IAS34. The report has been reviewed by the Company's auditors.

The SKF Year-end report 2006 will be published on Tuesday, 30 January 2007.
The Annual General Meeting will be held on Tuesday, 24 April 2007 in Göteborg, Sweden.

Further information can be obtained from:
Lars G Malmer, Group Communication, tel: +46-31-3371541, +46-705-371541, e-mail: lars.g.malmer@skf.com
Marita Björk, Investor Relations, tel: +46-31-3371994, +46-705-181994, e-mail: marita.bjork@skf.com
Aktiebolaget SKF, SE-415 50 Göteborg, Sweden, Company reg.no. 556007-3495, tel: +46-31-3371000, fax: +46-31-3372832, www.skf.com

Enclosure 1
CONSOLIDATED INCOME STATEMENTS (MSEK)

	July-Sep 2006	July-Sep 2005	Jan-Sep 2006	Jan-Sep 2005

Net sales	12,544	12,027	39,206	36,637
Cost of goods sold	-9,296	-8,882	-29,093	-27,532

Gross profit	3,248	3,145	10,113	9,105

Selling and administrative expenses	-1,764	-1,754	-5,519	-5,285
Other operating income/expenses - net	4	15	11	103
Profit/loss from jointly controlled and associated companies	50	58	244	136

Operating profit	1,538	1,464	4,849	4,059

Operating margin, %	12.3	12.2	12.4	11.1

Financial income and expense - net	-116	16	-308	-81

Profit before taxes	1,422	1,480	4,541	3,978

Taxes	-456	-455	-1,366	-1,233

Net profit	966	1,025	3,175	2,745

Net profit attributable to
Shareholders of the parent	938	1,000	3,102	2,677
Minority	28	25	73	68

Basic earnings per share, SEK*	2.06	2.20	6.81	5.88

Diluted earnings per share, SEK*	2.05	2.19	6.79	5.85

Dividend per share, SEK	-	-	4.00	3.00

Additions to property, plant and equipment	459	379	1,296	1,049

Number of employees registered	39,984	38,624	39,984	38,624

Return on capital employed for the 12-month period ended September 30, %	22.9	22.2	22.9	22.2

NUMBER OF SHARES	30 September 2006	31 December 2005

Total number of shares	455,351,068	455,351,068
- whereof A shares	49,673,030	50,735,858
- whereof B shares	405,678,038	404,615,210

* Basic and diluted earnings per share are based on net profit attributable to shareholders of the parent.

Enclosure 2
CONSOLIDATED BALANCE SHEETS (MSEK)

	September 2006	December 2005

Intangible assets	2,338	1,583

Deferred tax assets	840	862

Property, plant and equipment	11,189	11,119

Investments, non-current financial and other assets	1,087	2,263
Non-current assets	15,454	15,827

Inventories	9,993	9,931

Current assets	11,036	9,519

Investments in jointly controlled company*	1,115	-

Current financial assets	3,763	5,072

Assets classified as held-for-sale	261	-
Current assets	26,168	24,522

TOTAL ASSETS	41,622	40,349

Equity attributable to shareholders of AB SKF	18,281	17,629

Equity attributable to minority interests	626	604

Non-current loans	3,351	4,145

Provisions for post-employment benefits	4,814	4,916

Provisions for deferred taxes	977	1,092

Other non-current liabilities and provisions	1,473	1,518
Non-current liabilities	10,615	11,671

Current loans	994	151

Other current liabilities and provisions	11,044	10,294

Liabilities classified as held-for-sale	62	-
Current liabilities	12,100	10,445

TOTAL EQUITY AND LIABILITIES	41,622	40,349

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (MSEK)	September 2006	September 2005
Opening balance January 1	18,233	17,245
Change in accounting principle	-	200
Total exchange differences arising on translation of foreign operations	-742	1,402
Changes in minority ownerships	43	-35
Net profit	3,175	2,745
Exercise of share options	-20	-32
Total cash dividends	-1,868	-1,399
Redemption of shares	-	-2,846
Release on disposal of investments in equity securities and cash flow hedges	-17	14
Change in fair value of investments in equity securities and cash flow hedges	103	-86
Closing balance	18,907	17,208

* Represent investments in Oy Ovako Ab.

Enclosure 3
CONSOLIDATED STATEMENTS OF CASH FLOW

(MSEK)	July-Sep 2006	July-Sep 2005	Jan-Sep 2006	Jan-Sep 2005
Operating activities
Profit before taxes	1,422	1,480	4,541	3,978

Depreciation, amortization and impairment	405	374	1,191	1,290

Net gain (-) on sales of intangible assets, PPE and businesses	5	-6	-19	-89

Taxes	-414	-282	-1,340	-1,129

Other including non-cash items	-150	-71	-124	-269

Changes in working capital	555	361	-653	-489
Net cash flow from operations	1,823	1,856	3,596	3,292

Investing activities
Investments in intangible assets, PPE	-457	-385	-1,377	-1,150

Investments in businesses and equity securities*	-1,533	-	-1,701	-495

Sales of intangible assets, PPE, businesses and equity securities	26	24	86	254

Net cash flow used in investing activities	-1,964	-361	-2,992	-1,391

Net cash flow after investments before financing	-141	1,495	604	1,901

Financing activities
Change in short- and long-term loans	87	9	107	3,028

Payment of finance lease liabilities	-1	-1	-2	-4

Change in marketable securities and other liquid assets	215	-1,780	1,922	-1,574

Redemption	-	-	-	-2,846

Cash dividends	-6	-	-1,868	-1,399
Net cash flow used in financing activities	295	-1,772	159	-2,795

Increase(+)/decrease(-) in cash and cash equivalents	154	-277	763	-894

Cash and cash equivalents at 1 July/1 Jan	2,876	2,620	2,379	3,076
Cash effect, excl. acquired businesses	-346	-	259	-
Cash effect of acquired businesses	500	-	504	-
Cash effect of sold businesses	-	-	-	-32
Exchange rate effect	10	-7	-102	186
Cash and cash equivalents at 30 September	3,040	2,336	3,040	2,336

Change in net interest-bearing liabilities	Opening balance 1 Jan 2006	Exchange rate effect	Change in items	Acquired and sold businesses	Other	Closing balance 30 Sep 2006
Loans, long- and short-term	4,296	-122	107	99	-35	4,345
Post-employment benefits, net	4,779	-180	-316	58	291	4,632
Financial assets, others	-2,999	39	1,929	-	-	-1,031
Cash and cash equivalents	-2,379	102	-259	-504	-	-3,040
Net interest-bearing liabilities	3,697	-161	1,461	-347	256	4,906

* For acquisitions made during the third quarter the total consideration is preliminary. The purchase price allocation is not yet finalized and can consequently not be disclosed.

Enclosure 4
CONSOLIDATED FINANCIAL INFORMATION - YEARLY AND QUARTERLY COMPARISONS (MSEK unless otherwise stated)

	Full year					Full year				Year- to-date
	2004	1/05	2/05	3/05	4/05	2005	1/06	2/06	3/06	2006

Net sales	44,826	11,871	12,739	12,027	12,648	49,285	13,289	13,373	12,544	39,206
Cost of goods sold	-33,766	-9,028	-9,622	-8,882	-9,399	-36,931	-9,915	-9,882	-9,296	-29,093
Gross profit	11,060	2,843	3,117	3,145	3,249	12,354	3,374	3,491	3,248	10,113

Gross margin, %	24.7	23.9	24.5	26.1	25.7	25.1	25.4	26.1	25.9	25.8
Selling and administrative expenses	-6,695	-1,662	-1,869	-1,754	-1,999	-7,284	-1,868	-1,887	-1,764	-5,519
Other operating income/ expenses - net	72	28	60	15	-18	85	16	-9	4	11
Profit/loss from jointly controlled and associated companies	-3	-2	80	58	36	172	87	107	50	244
Operating profit	4,434	1,207	1,388	1,464	1,268	5,327	1,609	1,702	1,538	4,849

Operating margin, %	9.9	10.2	10.9	12.2	10.0	10.8	12.1	12.7	12.3	12.4

Financial income and expense - net	-347	-28	-69	16	7	-74	-10	-182	-116	-308
Profit before taxes	4,087	1,179	1,319	1,480	1,275	5,253	1,599	1,520	1,422	4,541

Profit margin before taxes,%	9.1	9.9	10.4	12.3	10.1	10.7	12.0	11.4	11.3	11.6

Taxes	-1,111	-363	-415	-455	-413	-1,646	-461	-449	-456	-1,366
Net profit	2,976	816	904	1,025	862	3,607	1,138	1,071	966	3,175

Net profit attributable to
Shareholders of the parent	2,926	790	887	1,000	844	3,521	1,114	1,050	938	3,102
Minority	50	26	17	25	18	86	24	21	28	73

Basic earnings per share, SEK*	6.42	1.73	1.95	2.20	1.85	7.73	2.45	2.30	2.06	6.81

Diluted earnings per share, SEK*	6.42	1.73	1.93	2.19	1.85	7.70	2.44	2.30	2.05	6.79

Return on capital employed for the 12-month period, %	19.0	20.5	21.6	22.2	21.8	21.8	22.7	23.0	22.9	22.9

Equity/assets ratio, %	49.3	50.2	42.1	43.9	45.2	45.2	45.8	44.4	45.4	45.4

Net worth per share, SEK*	34	37	35	36	39	39	41	38	40	40

Additions to property, plant and equipment	1,401	265	405	379	574	1,623	368	469	459	1,296

Registered number of employees	39,867	39,460	37,610	38,624	38,748	38,748	38,752	38,941	39,984	39,984

*	Basic and diluted earnings per share and Net worth per share are based on net profit attributable to shareholders of the parent.

Enclosure 5

CONSOLIDATED SEGMENT INFORMATION - YEARLY AND QUARTERLY
COMPARISONS (MSEK unless otherwise stated)
	Full year					Full year				Year- to-date
	2004	1/05	2/05	3/05	4/05	2005	1/06	2/06	3/06	2006
Industrial Division
Net sales	12,527	3,527	3,842	3,576	3,805	14,750	4,261	4,257	4,012	12,530
Sales incl. intra-Group sales	20,635	5,520	6,100	5,831	6,165	23,616	6,613	6,673	6,296	19,582
Operating profit	1,807	531	615	612	596	2,354	822	829	755	2,406
Operating margin*	8.8%	9.6%	10.1%	10.5%	9.7%	10.0%	12.4%	12.4%	12.0%	12.3%
Assets and liabilities, net	8,649	9,106	9,559	9,710	10,070	10,070	10,406	10,153	11,492	11,492
Registered number of employees	15,464	15,297	15,330	16,359	16,427	16,427	16,447	16,357	17,390	17,390

Service Division
Net sales	14,216	3,443	4,056	4,126	4,490	16,115	4,284	4,334	4,317	12,935
Sales incl. intra-Group sales	15,655	3,791	4,459	4,510	4,893	17,653	4,680	4,779	4,714	14,173
Operating profit	1,701	397	512	578	585	2,072	520	537	557	1,614
Operating margin*	10.9%	10.5%	11.5%	12.8%	12.0%	11.7%	11.1%	11.2%	11.8%	11.4%
Assets and liabilities, net	3,056	3,175	3,616	3,344	3,316	3,316	3,601	3,629	3,489	3,489
Registered number of employees	4,650	4,695	4,766	4,769	4,836	4,836	4,868	4,924	4,983	4,983

Automotive Division
Net sales	15,972	4,176	4,604	4,311	4,332	17,423	4,725	4,757	4,196	13,678
Sales incl. intra-Group sales	19,387	5,040	5,580	5,147	5,223	20,990	5,640	5,722	5,066	16,428
Operating profit	797	202	109	251	-2	560	261	336	230	827
Operating margin*	4.1%	4.0%	2.0%	4.9%	0.0%	2.7%	4.6%	5.9%	4.5%	5.0%
Assets and liabilities, net	7,731	8,537	8,858	8,830	8,802	8,802	9,414	9,468	9,614	9,614
Registered number of employees	16,212	16,137	16,165	16,086	16,084	16,084	16,069	16,278	16,146	16,146

Previously published amounts have been reclassified to conform to the current Group structure in 2006.

*Operating margin is calculated on sales including intra-Group sales.